April 4, 2007
Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	United Auto Group, Inc. File No. 1-12297 Form 10-K for the Fiscal Year Ended December 31, 2006
Dear Mr. Moran:
Following is a response to each of the comments raised in your March 23, 2007 letter to Roger Penske, Chief Executive Officer of United Auto Group, Inc. (the “Company”). For ease of review, we have reproduced your original comments.
General
1.
Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

The Company addresses each of the staff’s comments below.
Critical Accounting Policies and Estimates, page 29
2.
With respect to the policies that you have identified, please enhance to your discussion to quantify the related balances and significant changes that have occurred during the periods presented as well as permissible alternative accounting treatment as applicable. For example, with respect to revenue recognition, disclose the specific estimates and judgments involved with respect to the timing of your revenue. Quantify the amount of rebates and other incentives recorded each period as a reduction of cost of sales or expense. Disclose the judgment involved in determining when rebates and other incentives should be recognized and any alternative accounting treatment that exists. With respect to finance and insurance sales, please disclose the amount you have reserved for charge backs as of each balance sheet date, the amounts added and subtracted from the reserve and discuss the reasons for any significant variances from period to period. With respect to sales tax, please discuss the alternative treatment and the alternative treatments impact on the financial statements. Regarding investments, it appears that you merely copied most of the first paragraph of your accounting policy in your

Michael Moran, Esq.
April 4, 2007

notes to the financial statements. Based upon the amounts involved it is not clear why you have concluded that this is a critical accounting policy. If you continue to believe that this is a critical accounting policy, please revise your disclosure to quantify the amount of investments included in your balance sheet, any significant impairments you have recorded during the periods presented as well as the assumption you have used to value investments that can not be valued by reference to a liquid actively traded market. With respect to self insurance, please quantify the amounts you have reserved as of each balance sheet date, the additions and reduction to the reserve during the periods presented and discuss the reason for significant variances. With respect to income taxes, please disclose the amount of valuation reserves recorded, the judgment involved in concluding that the valuation reserve was warranted and appropriately values as well as the reason for significant changes. Given the amount of valuation allowances recorded, it is difficult to understand how you concluded that this is a critical accounting policy.
The Company continually evaluates the policies that are included in the Critical Accounting Policies and Estimates section of our filings. Investments and Income Taxes are included as critical accounting policies due to the subjective nature of the estimates inherent in those accounts, combined with the possibility of the significant financial statement impact that could result from changes in those estimates. Sales Tax will be excluded from the Company’s critical accounting policies in future filings due to the lack of judgment in the accounting for sales tax.
In consideration of the remaining questions outlined above, the Company’s Critical Accounting Policies and Estimates will be expanded in future filings to include language consistent with the following:
Revenue Recognition
Vehicle, Parts and Service Sales
We record revenue when vehicles are delivered and title has passed to the customer, when vehicle service or repair work is performed and when parts are delivered to our customers. Sales promotions that we offer to customers are accounted for as a reduction of revenues at the time of sale. Rebates and other incentives offered directly to us by manufacturers are recognized as a reduction of cost of sales. Reimbursements of qualified advertising expenses are treated as a reduction of selling, general and administrative expenses. The amounts received under various manufacturer rebate and incentive programs are based upon the attainment of the programs’ objectives, and such earnings are recognized either upon the sale of the vehicle for which the award was received, or upon attainment of the particular program goals if not associated with individual vehicles. During 2006, 2005 and 2004, we earned $274.7 million, $221.5 million and $181.7 million, respectively, of rebates, incentives and reimbursements from manufacturers, of which $267.0 million, $213 million and $173.7 million was recorded as a reduction of cost of sales.

Michael Moran, Esq.
April 4, 2007

Finance and Insurance Sales
Subsequent to the sale of the vehicle to a customer, we sell our credit contracts to various financial institutions on a non-recourse basis to mitigate the risk of default. We receive a commission from the lender equal to either the difference between the interest rates charged to customers and the interest rates set by the financing institution or a flat fee. We also receive commissions for facilitating the sale of various third-party insurance products to customers, including credit and life insurance policies and extended service contracts. These commissions are recorded as revenue at the time the customer enters into the contract. In the case of finance contracts, a customer may prepay or fail to pay their contract, thereby terminating the contract. Customers may also terminate extended service contracts and other insurance products, which are fully paid at purchase, and become eligible for refunds of unused premiums. In these circumstances, a portion of the commissions we received may be charged back to us based on the terms of the contracts. The revenue we record relating to these transactions is net of an estimate of the amount of chargebacks we will be required to pay. Our estimate is based upon our historical experience with similar contracts, including the impact of refinance and default rates on retail finance contracts and cancellation rates on extended service contracts and other insurance products. Aggregate reserves relating to estimated chargeback activity were $16.9 million and $16.7 million as of December 31, 2006 and 2005, respectively. Changes in reserve estimates during 2006 relate primarily to changes in the volume of transactions giving rise to chargeback exposure.

Investments

Investments include marketable securities and investments in businesses accounted for under the equity method and the cost method. Marketable securities held by us, including investments in debt and equity securities, are typically classified as available for sale and are stated at fair value on our balance sheet with related unrealized gains and losses included in other comprehensive income (loss), a separate component of stockholders’ equity. A majority of our investments are in joint venture relationships that are more fully described in “Joint Venture Relationships” below. Such joint venture relationships are accounted for under the equity method, pursuant to which we record our proportionate share of the joint venture’s income each period.

Michael Moran, Esq.
April 4, 2007

The net book value of the Company’s investments was $69.5 million and $62.2 million as of December 31, 2006 and 2005, respectively. Investments for which there is not a liquid, actively traded market are reviewed periodically by management for indicators of impairment. If an indicator of impairment is identified, management estimates the fair value of the investment using a discounted cash flow approach, which would include assumptions that include revenue and profitability growth, profit margins, residual values and our cost of capital. Declines in investment values that are deemed to be other than temporary may result in an impairment charge reducing the investments’ carrying value to fair value. No impairments were recognized during the fiscal years presented.
Self-Insurance
We retain risk relating to certain of our general liability insurance, workers’ compensation insurance, auto physical damage insurance, property insurance and employee medical benefits in the United States. As a result, we are likely to be responsible for a majority of the claims and losses incurred under these programs. The amount of risk we retain varies by program, and, for certain exposures, we have pre-determined maximum exposure limits for certain individual claims and/or insurance periods. Losses, if any, above the pre-determined exposure limits are paid by third-party insurance carriers. Our estimate of future losses is prepared by management using our historical loss experience and industry-based development factors. Aggregate reserves relating to retained risk were $13.4 million and $14.2 million as of December 31, 2006 and 2005, respectively. Changes in reserve estimates during 2006 relate primarily to favorable experience in our historical general liability and workers compensation programs.
Income Taxes
Tax regulations may require items to be included in our tax return at different times than such items are reflected in our financial statements. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are timing differences, such as the timing of depreciation expense. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years which we have already recorded in our financial statements. Deferred tax liabilities generally represent deductions taken on our tax return that have not yet been recognized as an expense in our financial statements. We establish valuation allowances for our deferred tax assets if it is more likely than not that the amount of expected future taxable income will not be sufficient to allow the use of the deduction or credit. A valuation allowance of $3.9 million has been recorded relating to state net operating loss and credit carryforwards in the United States based on the Company’s determination that it is more likely than not that they will not be utilized. During 2006, a valuation allowance of $0.7 million was removed as a result of the expected utilization of a foreign net operating loss carryforward due to foreign tax planning.

Michael Moran, Esq.
April 4, 2007

Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Basis of Presentation, page F-12
3.
We note your disclosure relating to your adoption of SAB 108. The SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer’s previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108. SAB 99 notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. Your disclosure did not provide the amount of errors incurred by fiscal year as required by SAB 108 nor did it indicate if qualitative factors were considered. Please provide your annual SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors.

Following is a summary of the quantitative and qualitative factors considered in the evaluation of the error relating to each annual period and the consolidated financial statements taken as a whole using the “rollover” method:

Michael Moran, Esq.
April 4, 2007

Quantitative Considerations

	2005	2004
Income from continuing operations:
Impact of error on income from continuing operations	$554	$1,590
Reported income from continuing operations	$119,139	$109,103
Error as a percentage of reported income from continuing operations	0.47%	1.46%
Impact of error on diluted earnings per share from continuining operations	$0.01	$0.02
Reported diluted earnings per share from continuing operations	$1.27	$1.20
Error as a percentage of reported diluted earnings per share from continuing operations	0.79%	1.67%

Net income:
Impact of error on net income	$804	$2,115
Reported net income	$118,973	$111,687
Error as a percentage of reported net income	0.68%	1.89%
Impact of error on diluted earnings per share	$0.01	$0.02
Reported diluted earnings per share	$1.27	$1.22
Error as a percentage of reported diluted earnings per share	0.79%	1.64%

Stockholders’ equity:
Cumulative error as a percentage of reported stockholders’ equity	0.94%	0.94%

Michael Moran, Esq.
April 4, 2007

Qualitative Considerations
•	The adjustments would not cause reported income for any period to change into a loss.

•	The adjustments do not change the character of the reported income or represent differences which would have resulted in a failure to meet Company issued earnings guidance.

•
The adjustments would not have resulted in the Company failing to be in compliance with any covenant calculations under the terms of its debt agreements, other contractual requirements, or regulatory requirements.

•	The annual adjustments become increasingly de minimis and thus do not mask a change in earnings or other trends.

•	The adjustments would not have had any impact on senior management’s compensation.

•	The adjustments did not involve the concealment of an unlawful transaction.

•	The misstatement can be precisely measured, allowing for the quantitative analysis to carry increased weight in the consideration of materiality.
Conclusions
After considering the quantitative impact of the error on the financial statements, including the impact of the annual error to reported annual earnings and related earnings per share and of the cumulative error as a percentage of reported stockholders’ equity, in combination with the qualitative considerations outlined above, the Company determined that the judgment of a reasonable person relying upon the financial statements would not have been changed or influenced by the inclusion or correction of the error. Accordingly, the error was deemed immaterial to the consolidated financial statements taken as a whole.
Upon the advent of SAB 108, the Company re-evaluated the error under the “iron curtain” method and concluded that the impact of the cumulative error to current year earnings was material. As a result, the error was corrected as disclosed in the Company’s Form 10-K for the year ended December 31, 2006.
In order to address the disclosure element of your comment, the Company’s disclosure in footnote 1 relating to SAB 108 will be expanded in future filings to include language consistent with the following:

Michael Moran, Esq.
April 4, 2007

In September 2006, the SEC released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which permits the Company to adjust for the cumulative effect of prior period immaterial errors in the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption. SAB 108 requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended. SAB 108 was effective for the Company for the fiscal year ending December 31, 2006. As a result, the Company has adjusted its opening retained earnings for fiscal 2006 and its financial results for the first three quarters of fiscal 2006 to correct an error relating to operating leases with scheduled rent increases which were not accounted for on a straight line basis over the rental period. The error, which was previously determined to be immaterial on a quantitative and qualitative basis under the Company’s assessment methodology for each individual period, impacted net income by $804 and $2,115 during the years ended December 31, 2005 and 2004, respectively.
A summary of the impact of the error on previously issued 2006 quarterly results follows:

2006
Cumulative effect on stockholders’ equity as of January 1,	$(10,792)
Effect on:
Net income for the three months ended March 31,	$(138)
Net income for the three months ended June 30,	$(143)
Net income for the three months ended September 30,	$(143)
Impairment Testing, page F-15
4.	Please disclose when you perform your annual test of goodwill for impairment. See paragraph 26 of SFAS 142.

The first sentence of the second paragraph of the Impairment Testing disclosure in Note 1 will be expanded in future filings to include language consistent with the following:

Goodwill impairment is assessed at the reporting unit level as of October 1 every year and upon the occurrence of an indicator of impairment.

Michael Moran, Esq.
April 4, 2007

Note 8. Interest Rate Swaps, page F-25
5.
Please disclose the impact of the interest rate swap on the effective interest rate of your floor plan debts. We note your disclosure in note 6 that the weighted average rate of floor plan borrowings was 6.1% in 2006. It is not clear if this reflects the effect of the swaps.

The Company’s disclosures relating to interest rate swaps will be expanded in future filings to include language consistent with the following:

Footnote 6 — Floor Plan Notes Payable — Trade and Non-trade
...The weighted average interest rate on floor plan borrowings, including the effect of the interest rate swap discussed in note 8, was 6.1%, 5.4% and 5.1% for the years ended December 31, 2006, 2005 and 2004, respectively.
Footnote 8 — Interest Rate Swaps
...The swap was designated as a cash flow hedge of future interest payments of the LIBOR based U.S. floor plan borrowings. During the year ended December 31, 2006, the swap reduced the weighted average interest rate on floor plan borrowings by approximately 0.1%. As of December 31, 2006, the Company expects approximately $783 associated with the swap to be recognized as a reduction of interest expense over the next twelve months.
Item 9A. Controls and Procedures, page 49
6.
We note your disclosure that your principal executive and financial officers concluded that your disclosure controls and procedures were effective as of December 31, 2006. In future filings, please do not reference a specific date in your disclosure. Instead, please disclose that your evaluation and conclusion is “as of the end of the period covered by the report.” See Item 307 of Regulation S-K.

The Company’s disclosure relating to disclosure controls and procedures will be expanded in future filings to include the requested language.

Michael Moran, Esq.
April 4, 2007

In connection with the responses submitted herewith, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

Robert T. O’Shaughnessy
Chief Financial Officer
cc: Shane M. Spradlin, Esq.